Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134
November 17, 2010
BY EDGAR correspondence
Ms. Pam Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission Mail Stop 7010
100 F Fifth Street, N.E.
Washington, D.C. 20549

Re:	Avatar Holdings Inc.
Response to Staff Comments on:
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 1-7395
Dear Ms. Long:
     On behalf of Avatar Holdings Inc. (“Avatar” or “Company”), this letter responds to additional comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filings of Avatar received verbally from Hagen J. Ganem on November 9, 2010.
The verbal comment from the staff requested that we more clearly set forth the reasons we determined to separate the positions of Chairman and Chief Executive Officer of the Company.
Response:
Avatar’s Board of Directors determined to separate the positions of Chairman and Chief Executive Officer of Avatar because the functions and responsibilities of both positions are different. The Chairman of the Board is a senior principal of the largest shareholder of Avatar. He represents the interests of all of Avatar’s shareholders from a global strategy perspective. The Chairman does not oversee the day to day business of Avatar.
The Chief Executive Officer is primarily involved in developing the business strategy of Avatar and is also in charge of the day-to-day operations of

Ms. Pam Long
November 17, 2010

Avatar. The Chief Executive Officer works full time in (i) creating and implementing our business plan, (ii) directing the business of the company, and (iii) managing Avatar’s real estate and home-building activities. He supervises the staff and makes decisions regarding marketing, products offered and construction.
Avatar has determined that having a Chief Executive Officer with home-building operating experience on the Board gives the Board insight as to Avatar’s strategic plans and further provides the Board with a current perspective with respect to the home-building industry and the operations of Avatar. In addition, Avatar has determined that in order to attract and retain the best individual as Chief Executive Officer, it was important that such individual also be on the Board.
     If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.

Very truly yours, AVATAR HOLDINGS INC.
By:	/s/Randy L. Kotler
Executive Vice President, Chief Financial
Officer and Treasurer